Exhibit 99.209

NexTech Now Approved Microsoft Partner

Company is Experiencing The Rapid Global Adoption Of it’s

Virtual Events and AR Technology

Vancouver B.C. –September 11th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events is pleased to announce NexTech is now an approved Microsoft partner creating enormous new business opportunity for the company. This partnership provides access to the Azure Marketplace so that InfernoAR can be sold directly through the Marketplace.

The company is also working to become part of the Microsoft cross sell program where Microsoft’s sales reps will sell InfernoAR and be incentivized to do so by the Microsoft reps getting Azure sales credits whenever they sell the InfernoAR product.

Nextech is currently building new video conferencing features which will integrate collaborative classroom learning, one to one networking and traditional video conferencing directly into the InfernoAR platform letting users seamlessly launch and manage both collaborative experiences and large audience events directly from InfernoAR, once this is built it will be offered online in Azure. The company is also planning to move InfenroAR into Azure.

“With this Microsoft partner program NexTech AR continues to build momentum as it scales up customer wins and is at the forefront of making video conferencing and AR easy to implement and quickly accessible to everyone,” states Evan Gappelberg, CEO of NexTech AR.“NexTech’s industry-leading InfernoAR platform and end-to-end augmented reality solution along with our partnership with Microsoft and it’s huge unparalleled ecosystem brings Nextech AR deeper into the technology marketplace then ever before and provides us with an enormous opportunity for more customer wins.”

Recent Company Highlights in 2020:

August 27, 2020: Carnegie Mellon University has chosen NexTech’s InfernoAR platform for a virtual series beginning September 2020.

August 25, 2020 Q2 2020 highlights:

●	Revenue grows 290% to $3.5 million
●	Gross Profit grows 484% to $2.1 million with a 61% margin
●	Working Capital of $5.6 million
●	Total Bookings $3.7 million

August 11, 2020: Company announced that it has begun a major expansion of its AR ecommerce business. In the past 60 days the company has signed new distributor deals with major brands such as; Dyson, Philips Norelco, MR. Coffee, VitaMix, MetroVac, Breviel, and Cusinart. These new distribution deals position the company to take full advantage of the new SFH (shop from home) paradigm shift in e-commerce as well as leverage its full augmented reality technology stack into these brands, which includes its WebAR, ARitize360 app and its 3D/AR advertising network. The company expects these new products to have a significant impact on future revenues.

July 30, 2020: Ryerson University, a globally recognized leader in Higher Education with over 46,000 students have partnered to launch RALE, the Ryerson Augmented Learning Experience platform, based on NexTech’s InfernoAR. The technology license agreement has an initial value of $250,000 with the potential for more revenue tied to additional AR services.

July 17, 2020: The company launched a new immersive video conferencing software called ScreenAR.

July 13, 2020: The company is launching a new video conferencing software into its InfernoAR platform (September 2020). The new video conferencing features will integrate collaborative classroom learning, one to one networking and traditional video conferencing directly into the platform letting users seamlessly launch and manage both collaborative experiences and large audience events directly from InfernoAR.

July 8, 2020: The company is pleased to announce that it has filed to uplist its stock to the Nasdaq Capital Market.

July 2, 2020: Hired Arnaud Amet as Director of Sales for Europe. Mr. Amet situated in Paris, France comes from regional and global sales and marketing roles in Microsoft (MSFT) where he worked for over a decade ending in 2015. He also has significant experience with his own startup in sales and marketing of AR/VR to large brands partnering with Facebook (FB), Huawei and Microsoft.

June 18, 2020: Company announces that it has signed a partner supplier agreement with BDA, LLC. BDA Sports will be using the InfernoAR virtual event platform for their signature annual Think Tank 2020 program for teams in NHL, NBA, MLB, and NFL.

June 10, 2020: Company signed a partner agreement and contract to provide its InfernoAR Virtual Events platform services to Skybridge World Dubai clients. Skybridge is a leading events, exhibition and marketing solutions provider to global corporations whose clients include: Emirates Glass, IBM, Lilly, Henkel, Amgen and many others. NexTech and Skybridge have already solidified their partnership and signed up their first customer, Bohringer Ingelheim.

June 4, 2020: The company launched its new ARitize360 app now live and available for a FREE download on both iOS and Android. The app’s 3D scan technology will add to the revenue-generating power of its AR eCommerce solution and its recently launched 3D/AR advertising platform.

June 1, 2020: CEO Evan Gappelberg purchased 100,000 shares. It was reported that on 5/5/2020 he purchased 929,885 common shares of NexTech common stock, this is his fourth buy for the year 2020.

May 22, 2020: The company announced very positive results for its recently launched 3D/AR Ad Network which went live on February 4th 2020. Using the company’s 3D/AR ads resulted in a 300% increase in sales conversions, a 32% increase in click-through-rate (CTR) and a 23% lower cost per click than traditional 2D ads.

May 14, 2020: Q1 Revenue grows 177% to $2.5 million, Gross Profit grows 267% to $1.3 million, Working Capital of $3.5 million.

May 12, 2020: InfernoAR platform integration with all major video platforms including its previously announced integration with Zoom, Microsoft Teams, Skype, and new integrations with Cisco Webex, BlueJeans, Google Hangouts, Google Meet, and GoToMeetings. These critical integrations continue to extend the capabilities of the platform, broaden the utility of the platform and help end-users become even more productive while using the platform.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

5